Exhibit 21.1

POWERSECURE INTERNATIONAL, INC.

List of Subsidiaries

PowerSecure, Inc., a Delaware corporation

EnergyLite, Inc., a Delaware corporation

Innovation Energies, LLC, a Delaware limited liability company

PowerServices, Inc., a North Carolina corporation

Reid’s Trailer, Inc., a Delaware corporation

PowerSecure Canada Energy Services, Inc., a British Columbia company

PowerSecure Lighting, LLC, a Delaware limited liability company

PowerSecure Solar, LLC, a Delaware limited liability company

Solais Lighting, Inc., a Delaware corporation

UtilityDesign, Inc., a North Carolina corporation

UtilityEngineering, Inc., a North Carolina corporation

Note:	The names of certain subsidiaries have been omitted from this Exhibit 21.1 in accordance with Item 601 of Regulation S-K, because such omitted subsidiaries, considered in the aggregate as a single subsidiary, did not constitute a “significant subsidiary” (as such term is defined in Rule 1-02(w) of Regulation S-X) at December 31, 2015.